June 23, 2010
Filed pursuant to Rule 433
Registration Statement No. 333-160214
6.875% SENIOR NOTES DUE 2021

Issuer:	Jefferies Group, Inc.

Issue:	Senior Notes due 2021

Security Type:	Senior Unsecured Fixed Rate Notes

Anticipated Ratings (Moody’s/S&P/Fitch):	Baa2(Stable)/BBB(Stable)/BBB(Stable)

Principal Amount:	$400,000,000

Trade Date:	June 23, 2010

Settlement Date:	June 28, 2010 (T + 3)

Final Maturity:	April 15, 2021

Interest Payment Dates:	Semi-annually on October 15th and April 15th, commencing on October 15th, 2010 (Short first coupon)

Benchmark Treasury:	3.500% UST due 5/15/20

Spread to Benchmark:	T + 390 basis points

Treasury Strike:	3.110%

Yield to Maturity:	7.010%

Coupon:	6.875%

Public Offering Price:	99.003% of principal amount

Underwriting Discount:	0.450%

Proceeds, Before Expenses:	$394,212,000

Day Count Convention:	30/360

Make-Whole Call Payment:	UST + 50 basis points

Minimum Denominations:	$5,000 and integral multiples of $1,000 in excess thereof

CUSIP:	472319AH5

ISIN:	US472319AH57

Book-Running Managers:	Jefferies & Company, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities Inc.

Senior Co-Managers:	BNY Mellon Capital Markets, LLC Deutsche Bank Securities Inc.
Co-Managers:	BNP Paribas Securities Corp. Keefe, Bruyette & Woods, Inc. U.S. Bancorp Investments, Inc.

Fixed charge coverage ratio(1):	Three Months Ended March 31,	Year Ended December 31,
2010	2009	2009	2008	2007
3.4x	2.5x	4.2x	—(2)	3.0x
(1)	The ratio of earnings to fixed charges is computed by dividing (a) income from continuing operations before income taxes plus fixed charges by (b) fixed charges. Fixed charges consist of interest expense on all long-term indebtedness and the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third of operating lease rentals).

(2)	Earnings for the year ended December 31, 2008 were insufficient to cover fixed charges by approximately $746.2 million.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Jefferies & Company, Inc. at (201)761-7610, Citigroup Global Markets Inc. toll free at 1-877-858-5407 or J.P. Morgan Securities Inc. collect at 1-212-834-4533.